EXHIBIT 99.1

enCore Energy Provides Alta Mesa Uranium CPP Debt Repayment and At-The-Market Offering Update

NYSE American: EU
TSXV: EU

DALLAS, Texas, Nov. 14, 2023 /CNW/ - enCore Energy Corp. (NYSE American: EU) (TSXV: EU) (the "Company" or "enCore"), which expects to be resuming uranium production at its South Texas Rosita ISR Uranium Central Processing Plant (CPP) before the end of November 2023, today provides an update on the convertible debt originally owed to Energy Fuels Inc. for the acquisition of the Alta Mesa CPP. Since September 26, 2023, the Company has repaid a total of $40,000,000 USD of the $60,000,000 USD principal of the convertible note. The current principal balance of the debt on the Alta Mesa CPP now stands at $20,000,000 USD with a due date of February 14, 2025.  The convertible note, with an 8% interest rate, includes a conversion feature that allows the holder, a prominent financial institution with a focus on uranium, to convert principal amounts of the note into common shares of enCore Energy at the price of $2.91 USD per share at any time.

Funds used to pay down the debt to Energy Fuels were received through sales under the Company's At-the-Market (ATM) equity offering program. Between September 19, 2023 and November 3, 2023 the Company issued a total of 13,381,353 shares at an average price of $3.23 USD for gross proceeds of $43,232,950 USD. From these proceeds $40,000,000 USD, or 12,383,901 shares were used to reduce the principal balance on the outstanding note. Utilizing the ATM for repayment at $3.23 USD per share instead of conversion at $2.91 USD resulted in a savings of 1,361,804 shares, currently valued at over $4,800,000 USD. The Company also saved over $4,300,000 USD in interest payments over the original term of the loan.

William M. Sheriff, Executive Chairman, stated: "By effectively using the ATM we have been able to save our shareholders millions of dollars in unnecessary dilution, reduced the interest expense over the life of the loan and minimized fees and costs which would otherwise accompany a public offering. We are pleased to see a major institution acquire the underlying note. This significantly reduces pressure that might otherwise be associated with share conversions made by an operating company looking for cash to fund operational expenditures."

Alta Mesa In-Situ Recovery (ISR) Uranium Central Processing Plant ("Alta Mesa CPP") & Wellfield

The Alta Mesa CPP and Wellfield hosts a fully licensed and constructed ISR uranium plant, located on 200,000+ acres of private land in the state of Texas. Alta Mesa will be enCore's second producing location following resumption of uranium production at the South Texas Rosita CPP scheduled for 2023 with a planned 2024 start date for the Alta Mesa CPP.

Total operating capacity of the Alta Mesa CPP is 1.5 million lbs. U3O8 (uranium) per year. The Alta Mesa CPP historically produced nearly 5 million lbs. U3O8 between 2005 and 2013, when full production was curtailed as a result of low uranium prices.

Alta Mesa CPP and Wellfield highlights include:

  The Alta Mesa CPP is enCore's third fully licensed production facility, along with the Rosita and Kingsville Dome CPP's, all located in the business-friendly state of Texas. There are only eleven (11) licensed and constructed uranium production facilities in all of the United States (US);
  Advancing the Alta Mesa CPP, in conjunction with planned production in 2023 at the Rosita CPP, will cement enCore Energy's position as the early leader in In-Situ Recovery (ISR) uranium production in the United States;
  Operations are located on private land, with 100% of minerals privately owned, and in a supportive jurisdiction with primary regulatory authority residing with the State of Texas;
  The Alta Mesa CPP utilizes well-known ISR technology to extract uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium.
Alta Mesa & Mesteña Grande Mineral Resource Summary (0.30 GT cut-off)[1,2]	Tons	Avg. Grade (% U3O8)	Pounds
Total Measured Mineral Resource[1]	54,000	0.152	164,000
Alta Mesa Indicated Mineral Resource	1,397,000	0.106	2,959,000
Mesteña Grande Indicated Mineral Resource	119,000	0.120	287,000
Total Measured & Indicated Resources	1,570,000	0.109	3,410,000
Alta Mesa Inferred Mineral Resource	1,263,000	0.126	3,192,000
Mesteña Grande Inferred Mineral Resource	5,733,000	0.119	13,601,000
Total Inferred Resources	6,996,000	0.120	16,793,000

[1,2] Represents that portion of the in-place mineral resource that are estimated to be recoverable within existing wellfields. Wellfield recovery factors have not been applied to indicated and inferred mineral resources. As reported in the NI-43-101 Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA completed by Doug Beahm, PE, PG, of BRS Engineering. (Effective January 19, 2023).

The Company advises that it is not basing its production decisions at Alta Mesa CPP or Rosita CPP on a feasibility study of mineral reserves demonstrating economic and technical viability. The production decision is based on known past In-Situ Recovery (ISR) and processing operations at these two production facilities and surrounding lands. However, the Company understands that there is increased uncertainty, and consequently a higher risk of failure, when production is undertaken in advance of a feasibility study.  The Company has determined to proceed with a production decision based on past operations at the Alta Mesa CPP and Rosita CPP, including past ISR operations in the known mineral resource areas.

John M. Seeley, Ph.D., P.G., C.P.G., enCore's Manager of Geology and Exploration, and a Qualified Person under NI 43-101, has reviewed and approved the technical disclosure in this news release on behalf of the Company.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable domestic nuclear energy by becoming the next United States uranium producer in 2023. enCore solely utilizes In-Situ Recovery (ISR) for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium. Uranium production is planned at enCore's licensed and past-producing South Texas Rosita Central Processing Plant (CPP) in 2023, and at its licensed and past-producing South Texas Alta Mesa CPP in 2024.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

 Cautionary Note Regarding Forward Looking Statements:

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; including commencement of production at Rosita and Alta Mesa in the planned time frames or at all; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

View original content to download multimedia:https://www.prnewswire.com/news-releases/encore-energy-provides-alta-mesa-uranium-cpp-debt-repayment-and-at-the-market-offering-update-301986753.html

SOURCE enCore Energy Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2023/14/c3840.html

%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 14-NOV-23